                                                      --------------------------
                                                           OMB APPROVAL
                                                      --------------------------
                          UNITED STATES               OMB Number:      3235-0145
               SECURITIES AND EXCHANGE COMMISSION     Expires: December 31, 1997
                      WASHINGTON, D.C. 20549          Estimated average burden
                                                      hours per response ..14.90
                                                      --------------------------




                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 MathSoft, Inc.
                                ---------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    576798102
                                 --------------
                                 (CUSIP Number)


    Lisel M. Mittelholzer, c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street,
    ---------------------------------------------------------------------------
                      High Street Tower, Boston, MA 02110
                      -----------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 3, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D

--------------------------                           ---------------------------
CUSIP NO.  576798102                                 PAGE    2    OF   5   PAGES
--------------------------                           ---------------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES J. DIGATE
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.A.
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      596,124
   NUMBER OF     ---------------------------------------------------------------
    SHARES       8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
     EACH        ---------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH             596,124
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      596,124
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.55%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
      IN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:     SECURITY AND ISSUER:
            -------------------
            Common Stock, $.01 par value per share ("Common Stock"), of MathSoft, Inc., a Massachusetts corporation (the "Company"). The address of the Company's principal executive office is 101 Main Street, Cambridge, MA 02142.

ITEM 2:     IDENTITY AND BACKGROUND:
            -----------------------
            (a)   Charles J. Digate.

            (b)   14 Oxford Street, Winchester, MA  01890.

            (c)   President and Chief Executive Officer of the Company.

            (d)   None.

            (e)   None.

            (f)   USA.

ITEM 3:     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
            -------------------------------------------------
            Not applicable. This Schedule 13D is being filed because Mr. Digate has additional options which will become exercisable within sixty
            (60) days of the date of this report.

ITEM 4:     PURPOSE OF TRANSACTION:
            ----------------------
            The shares held by Mr. Digate are being held for investment purposes. Mr. Digate has no present plan or proposal to effect substantial changes in the business, organization, form or control of the Company in his role as a stockholder.

ITEM 5:     INTEREST IN SECURITIES OF THE ISSUER:
            ------------------------------------
            (a) Mr. Digate beneficially owns an aggregate of 596,124 shares, or 6.55%, of the Company's Common Stock. Of this total, 426,124 shares are stock options which are currently exercisable or will become exercisable within sixty (60) days of the date of this report. The percentage is calculated by dividing the number of shares beneficially owned by Mr. Digate by the sum of: (i) the 8,674,858 shares of Common Stock reported to be outstanding on November 8, 1996 on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and (ii) the 426,124 stock options beneficially owned by Mr. Digate that are exercisable within sixty (60) days of the date of this report.

            (b) Mr. Digate has the sole power to vote, to direct the vote, dispose, or to direct the disposition of 596,124 shares of Common Stock beneficially owned by him.

            (c) On December 31, 1996, 31,812 stock options became exercisable and an additional 31,812 options will become exercisable within 60 days of the date of this report at an exercise price of $2.00 per share.

            (d)   Not applicable.




                                Page 3 of 5 Pages

            (e)   Not applicable.

ITEM 6:     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
            --------------------------------------------------------------
            RESPECT TO THE SECURITIES OF THE ISSUER:
            ---------------------------------------
            Not applicable.


ITEM 7:     MATERIAL TO BE FILED AS EXHIBITS:
            --------------------------------
            None.

                  [remainder of page intentionally left blank]




                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 1997                    /s/ Charles J. Digate
                                    -----------------------
                                    Charles J. Digate















                                Page 5 of 5 Pages